Exhibit 7.1

Ratios

Consolidated Fixed Charge Coverage Ratio

For the year ended
($Millions)	December 31, 2014

PIK Notes

EBITDA	39.2

Consolidated Fixed Charges	33.1

Fixed Charge Coverage Ratio	1.18